Permanent Portfolio Family of Funds, Inc.
Rule 17g-1 Filing
EXHIBIT A
Copy of Endorsement Amending Existing Fidelity Bond *

* Premiums have been paid for the period April 1, 2007 to April 1, 2008 for the existing fidelity bond and for the period February 20, 2008 to April 1, 2008 for the Endorsement.

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number: 81906446

NAME OF ASSURED: PERMANENT PORTFOLIO OF FUNDS, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$ 2,500,000	$ 50,000
2.	On Premises	$ 2,500,000	$ 50,000
3.	In Transit	$ 2,500,000	$ 50,000
4.	Forgery or Alteration	$ 2,500,000	$ 50,000
5.	Extended Forgery	$ 2,500,000	$ 50,000
6.	Counterfeit Currency	$ 2,500,000	$ 50,000
7.	Threats to Person	$ 2,500,000	$ 50,000
8.	Computer System	$ 2,500,000	$ 50,000
9.	Voice Initiated Funds Transfer Instruction	$ 2,500,000	$ 50,000
10. Uncollectible Items of Deposit		$ 2,500,000	$ 50,000
11. Audit Expense		$ 2,500,000	$ 50,000

This Endorsement applies to loss discovered after 12:01 a.m. on February 20, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 29, 2008

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

Permanent Portfolio Family of Funds, Inc.
Rule 17g-1 Filing
EXHIBIT B
Certified Resolutions of the Board of Directors

     The undersigned, in his capacity as Secretary of Permanent Portfolio Family of Funds, Inc. (“Corporation”), hereby certifies that the following resolutions, in accordance with Rule 17g-1 (“Rule”) under the Investment Company Act of 1940 (“1940 Act”), were duly adopted by written consent in lieu of a meeting of the Corporation’s Board of Directors, effective February 29, 2008, and that such resolutions are in full force and effect on the date hereof and have not been altered, amended or repealed:

     RESOLVED, that an increase in the aggregate amount of coverage under the Corporation’s fidelity bond, a blanket bond against larceny and embezzlement covering every officer and employee of the Corporation who may have access to the securities, assets or funds of the Corporation’s Portfolios, from $1,500,000 to $2,500,000 be, and hereby is, ratified and approved, such bond having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board of Directors, including the majority of those directors who are not “interested persons” of the Corporation as defined in the Investment Company Act of 1940, as amended (“1940 Act”), including, among other things, the value of the aggregate assets of the Corporation to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the Corporation’s Portfolios;

     RESOLVED FURTHER, that the President of the Corporation be, and hereby is, designated as the officer who is to make or cause to be made such filings and give such notices on behalf of the Corporation as may be required by Rule 17g-1 under the 1940 Act, with respect to such bond or any renewal or amendment thereof;

     RESOLVED FURTHER, that the Secretary of the Corporation be, and hereby is, authorized and directed to certify a copy of these resolutions for purpose of causing the same, together with a copy of the bond and a statement as to the period for which premiums have been paid, to be filed with the Securities and Exchange Commission as necessary or appropriate; and

     RESOLVED FURTHER, that the Officers of the Corporation be, and each of them hereby is, authorized and directed, in the name and on behalf of the Corporation, to execute such other documents as may be required to be delivered under the terms of the bond or the Rule, and to take such other actions and to do such other things as he may deem necessary or advisable to effectuate the purposes of the foregoing resolutions.

     Adoption of the foregoing resolutions as the acts of the Corporation’s Board of Directors shall be effective as of February 29, 2008.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 7th day of March, 2008.

     /s/     Michael J. Cuggino
     __________________________________________
     By:    Michael J. Cuggino
              Secretary